

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2025

Miles Suk
Chief Executive Officer
Abpro Holdings, Inc.
68 Cummings Park Drive
Woburn, MA 01801

      Re: Abpro Holdings, Inc.
          Registration Statement on Form S-1
          Filed May 22, 2025
          File No. 333-287492

Dear Miles Suk:

      We have conducted a limited review of your registration statement and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   Please revise the prospectus cover page to clearly state that YA II PN, Ltd. is an underwriter. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation Q. 139.13.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Chris Edwards at 202-551-6761 or Joe McCann at 202-551-6262 with any other questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: Michael K. Bradshaw, Jr.